UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Cidade de Deus, Osasco, SP, December 20, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs,

               The Bodies of the Bank's Management, in meetings today, decided:

-    The Board of Executive Officers:

     To  propose to the Board of  Directors,  in a meeting to be held on Dec 30,
     2002, in accordance with legal  regulations and the Corporate  Bylaws,  the payment to the  Company's  stockholders  of  complementary  interest on own capital  for the year  2002,  of  R$0.4191600  for the  common  stocks  and
     R$0.461076  for the preferred  stock,  both per lot of one thousand  stock, which  represent  35.6 times the  monthly  interest  paid,  benefiting  the stockholders  that are registered in the Bank's books at that date (Dec 30,
     2002).

     Once the proposal is approved, the payment will be made on Mar 7, 2003, for the net value of R$0.356286  for the common stock and  R$0.3919146  for the preferred  stocks,  both per lot of one  thousand  stock,  after  deducting withholding tax at 15% (fifteen percent),  except for the stockholders that are corporate entities since these are exempt from this taxation,  and thus will receive the declared value.

     This interest will be calculated based on the minimum  compulsory  dividend for the year, as provided in the Corporate Bylaws.

     The  interest on stocks held in custody  with the CBLC - Brazilian  Chamber for  Liquidation  and  Custody  will be paid by this  CBLC,  and it will be transferred to the stockholders through the depositary Brokers.

-    Board of Directors:

     o    To summon a special  stockholders  meeting,  to be held on January 10,
          2003, at 5 p.m., at the registered Office,  Cidade de Deus, on the 4th floor Predio Novo,  Vila Yara,  Osasco,  SP, in order to examinate the following proposals:

          1)   To partially alter the Bylaws, letter "e" of Article 9, extending the  responsibilities  of the  Board of  Directors,  who will now authorize the acquisition,  sale and encumbrance  assets included as Permanent Assets and of its non-permanent investment interests of its direct and indirect  subsidiaries,  when amounting to more than 1% of their respective  Stockholders' Equity and the "caput"
               of Article 13, improving its wording;

          2)   To cancel 9,797,900,000 nominative book-entry common stocks, with no par value, held in Treasury, representing its Company Capital, without capital decreasing, with the consequent alteration to the
               "caput" of Article 6 of the Bylaws;

          3)   Company Capital increase of R$501,000,000.00,  increasing it from
               R$5,200,000,000.00  to  R$5,701,000,000.00,  by means of  issuing
               66,800,000,000  new  nominative  book-entry  stock,  with  no par value, being 33,652,745,021 common and 33,147,254,979  preferred, for private subscription in the period of Jan 20 to Feb 19, 2003, at the price of R$7.50  per lot of one  thousand  stocks,  in the proportion of  4.678263291%  of the  investment  interest held by each  stockholder  at the  date  of the  Meeting,  pursuant  cash payment.

     o    To  adjourn  the  authorization  conceded  to the  Board of  Executive
          Officers  in  the  Meeting  of  Nov  26,   2002,   to  acquire  up  to
          40,000,000,000 nominative book-entry stocks, with no par value, issued
          by  the  Company,   being  13,000,000,000  common  and  27,000,000,000
          preferred stocks,  for the period of 50 (fifty) days, as from November
          27, 2002, for the purpose of remaining in Treasury to be  subsequently sold or  cancelled,  with no capital  reduction.  With  respect to the
          aforementioned   authorization,   it  was   verified   that  to  date,
          471,700,000  common stocks had been acquired,  which then added to the
          9,326,200,000   common   stocks   already  held  in  Treasury,   total
          9,797,900,000 common stocks.

                    From the Summons Notification, to be published in the press, a copy of which will be sent to you.

                                    Regards,

                               Banco Bradesco S.A.

                            Luiz Carlos Trabuco Cappi
                          Executive Vice President and
                           Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2002

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.